UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2021

Commission File Number 001-36487

Atlantica Sustainable Infrastructure plc
(Exact name of Registrant as specified in its charter)

Not applicable
(Translation of Registrant’s name into English)

Great West House, GW1, 17th floor
Great West Road
Brentford, TW8 9DF
United Kingdom
Tel: +44 203 499 0465

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F	☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

This Report on Form 6-K is incorporated by reference into  the Registration Statement on Form F-3 of the Registrant filed with the Securities and Exchange Commission on August 6, 2018 (File 333-226611).

Atlantica Reports Full Year 2020 Financial Results
•	Net profit attributable to the Company for the full year 2020 was $12.0 million, compared with $62.1 million in the previous year.

•	Adjusted EBITDA including unconsolidated affiliates[1] was $796.1 million in 2020, representing a 3.1% decrease compared with the previous year.

•	Net cash provided by operating activities increased by 20.5% to $438.2 million compared to $363.6 million in 2019.

•	Cash available for distribution (“CAFD”) was $200.7 million in 2020, 5.5% up on the previous year.

•	2021 CAFD target guidance established in the range of $220 million to $240 million.

•	Over $300 million in equity investments closed in 2020 and approximately $280 million new equity investments already agreed for 2021.

•	Mid-term CAFD per share growth target set in the range of 5% to 8%[2].

•	Continued focused on ESG priorities, with strong ratings.

March 1, 2021 – Atlantica Sustainable Infrastructure plc (NASDAQ: AY) (“Atlantica” or the “Company”), the sustainable infrastructure company that owns a diversified portfolio of contracted assets in the energy and environment sectors, reported today its financial results for the full year ended December 31, 2020.

Revenue for 2020 was $1,013.3 million, stable compared with $1,011.5 million in 2019. Adjusted EBITDA including unconsolidated affiliates was $796.1 million, a 3.1% decrease compared with $821.6 million in 2019, mostly due to higher operating expenses in our solar assets in North America and lower production at Kaxu as a result of an unscheduled outage in the first quarter of 2020, partially offset by the contribution from our recent acquisitions.

1 Adjusted EBITDA including unconsolidated affiliates includes our share in EBITDA of unconsolidated affiliates (see reconciliation on page 17).
2 The Company has targeted a CAFD per share Compound Annual Growth Rate in the range of 5% to 8% in the upcoming 4 years, from the fourth quarter of 2020 until the year 2024.

Net cash provided by operating activities increased by 20.5% to $438.2 million compared to $363.6 million in 2019.

CAFD for 2020 was $200.7 million, representing a 5.5% increase compared with $190.3 million in the previous year.

Additionally, in 2020 the Company generated approximately $216 million in one-off cash, net of transaction costs, reserves, and cancelation of interest rate swaps through three non-recourse project debt refinancings, continuing to unlock value in the existing portfolio.

Highlights

(in thousands of U.S. dollars)	Year ended December 31,
	2020	2019
Revenue	$1,013,260	$1,011,452
Profit for the period attributable to the Company	11,968	62,135
Adjusted EBITDA incl. unconsolidated affiliates	796,123	821,555
Net cash provided by operating activities	438,221	363,581
CAFD	200,691	190,275

Key Performance Indicators

	Year ended December 31,
	2020	2019
Renewable energy
MW in operation[3]	1,551	1,496
GWh produced[4]	3,244	3,236
Efficient natural gas
MW in operation[5]	343	343
GWh produced[6]	2,574	2,090
Availability (%)[5,7]	102.1%	95.0%
Transmission and Transportation
Miles in operation	1,166	1,166
Availability (%)[7]	100.0%	100.0%
Water
Mft[3] in operation[3]	17.5	10.5
Availability (%)[7]	100.1%	101.2%

Segment Results

(in thousands of U.S. dollars)	Year ended December 31,
	2020	2019
Revenue by geography
North America	$330,921	$332,965
South America	151,460	142,207
EMEA	530,879	536,280
Total Revenue	$1,013,260	$1,011,452

Adjusted EBITDA incl. unconsolidated affiliates by geography
North America	$279,365	$307,242
South America	120,024	115,346
EMEA	396,734	398,968
Total Adjusted EBITDA incl. unconsolidated affiliates	$796,123	$821,556

3 Represents total installed capacity in assets owned or consolidated at the end of the year, regardless of our percentage of ownership in each of the assets.
4 Includes curtailment in wind assets for which we receive compensation.
5 Includes 43 MW corresponding to our 30% share in Monterrey since August 2, 2019.
6 Major maintenance overhaul held in Q1 and Q2 2019 in ACT, as scheduled, which reduced production and electric availability as per the contract. GWh produced includes 30% of the production from Monterrey since August 2, 2019.
7 Availability refers to the time during which the asset was available to our client totally or partially divided by contracted or budgeted availability, as applicable.

(in thousands of U.S. dollars)	Year ended December 31,
	2020	2019
Revenue by business sector
Renewable energy	$753,089	$761,090
Efficient natural gas	111,030	122,281
Transmission and Transportation	106,042	103,453
Water	43,099	24,629
Total Revenue	$1,013,260	$1,011,452

Adjusted EBITDA incl. unconsolidated affiliates by business sector
Renewable energy	$576,285	$604,079
Efficient natural gas	101,006	109,200
Transmission and Transportation	87,272	85,658
Water	31,560	22,619
Total Adjusted EBITDA incl. unconsolidated affiliates	$796,123	$821,556

During 2020, our renewable assets’ operating performance was as follows:

•	Increased production in the U.S. solar portfolio by 2.1% compared with the previous year thanks to better performance of Mojave.

•	Production in Spain decreased in relation to the previous year mainly due to lower solar radiation in the first half of 2020.

•	In South Africa, production decreased mainly as a result of an unscheduled outage in the first quarter of 2020.

•	Finally, production from wind assets increased by 7.4% compared with the previous year, as a result of good wind resources along with stable performance of the assets.

Atlantica’s assets with revenue based on availability continue to deliver solid performance with high availability levels in ACT, transmission lines and water assets.

Liquidity and Debt

As of December 31, 2020, cash at Atlantica’s corporate level was $335.2 million, compared with $66.0 million as of December 31, 2019. Additionally, as of December 31, 2020, the Company had $415.0 million available under its Revolving Credit Facility and therefore a total corporate liquidity of $750.2 million, compared with $407.0 million as of December 31, 2019.

As of December 31, 2020, net project debt8 was $4.70 billion, compared with $4.36 billion as of December 31, 2019, while net corporate debt9 was $658.5 million, compared with $657.8 million as of December 31, 2019. The net corporate debt / CAFD pre-corporate debt service ratio10 was 3.0x as of December 31, 2020.

In 2020 Atlantica demonstrated its access to diversified sources of capital, including bank financing, institutional investors, and capital markets. In April, the Company improved its cost of corporate debt by refinancing a tranche of corporate debt with a €290 million Green Private Placement, at a 1.96% annual interest rate. In July, Atlantica issued a Note Issuance Facility and a Green Exchangeable Bond, for a total amount of approximately $286 million, to finance investments and acquisitions, taking advantage of increasing investor demand for green financing. The Company was also active in project debt refinancing, with three refinancings in its portfolio.

Dividend

On February 26, 2021, the Board of Directors of Atlantica approved a dividend of $0.42 per share. This dividend is expected to be paid on March 22, 2021 to shareholders of record as of March 12, 2021.

8  Net project debt is calculated as long-term project debt plus short-term project debt minus cash and cash equivalents at the consolidated project level.
9  Net corporate debt is calculated as long-term corporate debt plus short-term corporate debt minus cash and cash equivalents at Atlantica’s corporate level.
10 Net corporate leverage is calculated as corporate net debt divided by 2020 CAFD before corporate debt service. CAFD pre-corporate debt service is calculated as CAFD plus corporate debt interest paid by Atlantica.

ESG

Atlantica continued achieving strong ratings in ESG:

•
In February 2021, Sustainalytics updated its rating on Atlantica’s ESG factors. Atlantica was rated in the ESG Risk Rating assessment as the top company globally within both the renewable power production and the broader utility industry, and in the top 1% in the global rating universe, improving its score versus last year.

•	In January 2021, Atlantica was rated “A-” by CDP, among the leaders in our sector.

•	Also in January 2021, Atlantica was included in the Global 100 Most Sustainable Companies Index by Corporate Knights[11], ranking 12th overall and 2nd in Power Generation.

•
Finally, Bloomberg included Atlantica in its Gender-Equality Index (GEI). The GEI includes 380 companies across 11 sectors and 44 countries and regions. It measures disclosure and gender equality using indicators across five areas: female leadership and talent pipeline, equal pay and gender pay parity, inclusive culture, sexual harassment policies, and pro-women brand.

Sustainalytics, a Morningstar company, is a leading global ESG research, ratings and data firm which rates more than 12,000 companies. CDP is a leading provider of environmental management and transparency and rates more than 8,400 companies. Corporate Knights is a leading research company and magazine, which assesses more than 8,080 companies to provide its 100 Most Sustainable Corporations Ranking.

11 https://www.corporateknights.com/reports/2021-global-100/2021-global-100-ranking-16115328/

Growth in 2020 and 2021 Outlook

1.	Over $300 million in equity investments closed in 2020

In 2020, Atlantica closed investments for over $300 million. These included the acquisition of the tax equity investor's interest in Solana for approximately $290 million12, the acquisition of Chile PV 1, a 55 MW solar PV plant through the renewable energy platform created with financial partners, and other smaller investments.

2.	Approximately $280 million investments already agreed for 2021

As of today, Atlantica has already entered into agreements to invest approximately $280 million in 2021, including:

•
Coso: Atlantica reached an agreement to acquire a 135 MW renewable asset in California. Coso is the third largest geothermal plant in the United States and provides base load renewable energy to the California ISO. It has PPAs signed with three investment grade off-takers, with 19 years average contract life. Closing is subject to customary regulatory approvals and is expected to occur in the first half of 2021. Total investment is expected to be approximately $170 million, including approximately $130 million for the equity and $40 million expected to be invested in reducing project debt. The transaction’s EV/EBITDA multiple is 12.4x.

The acquisition of Coso increases Atlantica’s presence in renewables in the United States while creating synergies with other existing assets in the Southwest.

•
Chile PV 2: On January 6, 2021, Atlantica closed its second investment through the renewable energy platform in Chile with the acquisition of “Chile PV 2”. Chile PV 2 is a 40 MW solar PV plant with partially contracted revenues.

•
La Sierpe: In December 2020, Atlantica reached an agreement with Algonquin to acquire “La Sierpe”, a 20 MW solar asset with a 15-year PPA in place in Colombia. The investment is expected to be approximately $20 million. Closing is expected to occur after the asset reaches commercial operation, currently expected by mid-2021. Additionally, Atlantica agreed to potentially co-invest with Algonquin in additional solar plants in Colombia with a combined capacity of approximately 30 MW, which will be developed and built by AAGES.

12 Total equity investment is expected to be up to $290 million of which $272 million has already been paid.

•
Calgary District Heating: In October 2020, Atlantica reached an agreement to acquire “Calgary District Heating”, a district heating asset in Canada in operation since 2010 and with 20 years of weighted average contract life, for a total equity investment of approximately $20 million. Closing is expected to occur by mid-2021 subject to regulatory approval.

2021 Target Guidance

With this, Atlantica is initiating guidance for 2021:

•	2021 targeted Adjusted EBITDA including unconsolidated affiliates in the range of $820 million to $860 million.

•	2021 targeted CAFD in the range of $220 million to $240 million, an equivalent of $1.99 to $2.17 per share[13].

Growth Beyond 2021

The Company believes that its accretive growth strategy is supported by significant potential equity investment opportunities identified in the short and mid-term in the regions and sectors where it has a presence. Given the pipeline of opportunities, Atlantica targets potential equity growth investments of approximately $300 million per annum in equity value. Atlantica has diversified sources of growth:

i.
Organic growth can be delivered through the optimization of the existing portfolio, escalation factors in many of our assets and the expansion of current assets, particularly our transmission lines. Additionally, we expect to find opportunities to expand or repower some of our renewable assets.

ii.	Development of new assets. The Company intends to invest and co-invest developing assets with partners, including AAGES, and in some cases internally.

13 CAFD per share calculated using the number of shares as of March 1, 2021.

iii.	Third-party acquisitions. In addition, Atlantica expects to continue acquiring assets from third parties, leveraging its local presence and network in different geographies and sectors.

Mid-Term Growth Target

Considering these opportunities, Atlantica has targeted mid-term CAFD per share growth of between 5% and 8%2.
Details of the Results Presentation Conference

Atlantica’s CEO, Santiago Seage and CFO, Francisco Martinez-Davis, will hold a conference call and a webcast on Monday March 1, 2021, at 8:30 am (New York time).

In order to access the conference call participants should dial: + 1-631-510-7495 (US), +44 (0) 844-571-8892 (UK) or +1-866-992-6802 (Canada), followed by the confirmation code 3687854 for all phone numbers. Atlantica advises participants to access the conference call at least 20 minutes in advance.
Additionally, the senior management team will hold virtual meetings with investors on March 1 and 2, 2021, at the Morgan Stanley Virtual Global Energy & Power Conference, on March 2, 2021, at the BofA Securities 2021 Power, Gas and Solar Leaders Conference, and on March 3, 2021, at the Credit Suisse 26th Annual Virtual Energy Summit and at the J.P. Morgan 2021 Global High Yield & Leveraged Finance Conference.

Forward-Looking Statements

This press release contains forward-looking statements. These forward-looking statements include, but are not limited to, all statements other than statements of historical facts contained in this press release, including, without limitation, those regarding our future financial position and results of operations, our strategy, plans, objectives, goals and targets, future developments in the markets in which we operate or are seeking to operate or anticipated regulatory changes in the markets in which we operate or intend to operate. In some cases, you can identify forward-looking statements by terminology such as "aim," "anticipate," "believe," "continue," "could," "estimate," "expect," "forecast," "guidance," "intend," "is likely to," "may," "plan," "potential," "predict," "projected," "should" or "will" or the negative of such terms or other similar expressions or terminology.

By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future. Forward-looking statements speak only as of the date of this press release and are not guarantees of future performance and are based on numerous assumptions. Our actual results of operations, financial condition and the development of events may differ materially from (and be more negative than) those made in, or suggested by, the forward-looking statements. Except as required by law, we do not undertake any obligation to update any forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of anticipated or unanticipated events or circumstances.

Investors should read the section entitled "Item 3D. Key Information—Risk Factors" and the description of our segments and business sectors in the section entitled "Item 4B. Information on the Company—Business Overview", each in our Annual Report for the fiscal year ended December 31, 2020, filed on Form 20-F, for a more complete discussion of the risks and factors that could affect us.

Forward-looking statements include, but are not limited to, statements relating to: expected value, payments and closing timelines for investments; business synergies from investments; equity investment and project growth strategy; accretive investment opportunities; strategic business alternatives to ensure optimal company value; estimated returns and cash available for distribution (“CAFD”) estimates, including CAFD per share growth strategy and targets, CAFD estimates per currency, geography and sector, including as a result of project debt refinancing; net corporate leverage based on CAFD estimates; debt refinancing; ESG initiative improvement; the quality of our long-term contracts; self-amortizing project debt structure and related debt reduction; the use of non-GAAP measures as a useful predicting tool for investors; the possibility to extend asset life; cost improvements from debt refinancing; dividends; and various other factors, including those factors discussed under “Item 3.D—Risk Factors” and “Item 5.A—Operating Results” in our Annual Report for the fiscal year ended December 31, 2020 filed on Form 20-F.

The CAFD and other guidance incorporated into this press release are estimates as of March 1, 2021. These estimates are based on assumptions believed to be reasonable as of the date Atlantica published its 2020 Financial Results. Atlantica disclaims any current intention to update such guidance, except as required by law.

Non-GAAP Financial Measures

This press release also includes certain non-GAAP financial measures, including Adjusted EBITDA including unconsolidated affiliates, Adjusted EBITDA including unconsolidated affiliates as a percentage of revenues (margin) and CAFD. Non-GAAP financial measures are not measurements of our performance or liquidity under IFRS as issued by IASB and should not be considered alternatives to operating profit or profit for the period or any other performance measures derived in accordance with IFRS as issued by the IASB or any other generally accepted accounting principles or as alternatives to cash flow from operating, investing or financing activities. Please refer to the appendix of this press release for a reconciliation of the non-GAAP financial measures included in this press release to the most directly comparable financial measures prepared in accordance with IFRS. Also, please refer to the following paragraphs in this section for an explanation of the reasons why management believes the use of non-GAAP financial measures (including CAFD and Adjusted EBITDA including unconsolidated affiliates) in this press release provides useful information to investors.

We present non-GAAP financial measures because we believe that they and other similar measures are widely used by certain investors, securities analysts and other interested parties as supplemental measures of performance and liquidity. The non-GAAP financial measures may not be comparable to other similarly titled measures employed by other companies and may have limitations as analytical tools. These measures may not be fit for isolated consideration or as a substitute for analysis of our operating results as reported under IFRS as issued by the IASB. Non-GAAP financial measures and ratios are not measurements of our performance or liquidity under IFRS as issued by the IASB. Thus, they should not be considered as alternatives to operating profit, profit for the period, any other performance measures derived in accordance with IFRS as issued by the IASB, any other generally accepted accounting principles or as alternatives to cash flow from operating, investing or financing activities. Some of the limitations of these non-GAAP measures are:

•	they do not reflect our cash expenditures, future requirements for capital expenditures or contractual commitments;

•	they do not reflect changes in, or cash requirements for, our working capital needs;

•	they may not reflect the significant interest expense, or the cash requirements necessary, to service interest or principal payments, on our debts;

•
although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will often need to be replaced in the future and Adjusted EBITDA and CAFD do not reflect any cash requirements that would be required for such replacements;

•	some of the exceptional items that we eliminate in calculating Adjusted EBITDA reflect cash payments that were made, or will be made in the future; and

•	the fact that other companies in our industry may calculate Adjusted EBITDA and CAFD differently than we do, which limits their usefulness as comparative measures.

We define Adjusted EBITDA including unconsolidated affiliates as profit/(loss) for the period attributable to the Company, after adding back loss/(profit) attributable to non-controlling interest from continued operations, income tax, share of profit/(loss) of associates carried under the equity method, finance expense net, depreciation, amortization and impairment charges. CAFD is calculated as cash distributions received by the Company from its subsidiaries minus cash expenses of the Company, including third party debt service and general and administrative expenses.

Our management believes Adjusted EBITDA including unconsolidated affiliates and CAFD are useful to investors and other users of our financial statements in evaluating our operating performance because it provides them with an additional tool to compare business performance across companies and across periods. Adjusted EBITDA is widely used by investors to measure a company’s operating performance without regard to items such as interest expense, taxes, depreciation and amortization, which can vary substantially from company to company depending upon accounting methods and book value of assets, capital structure and the method by which assets were acquired.

Our management believes CAFD is a relevant supplemental measure of the Company’s ability to earn and distribute cash returns to investors and is useful to investors in evaluating our operating performance because securities analysts and other interested parties use such calculations as a measure of our ability to make quarterly distributions. In addition, CAFD is used by our management team for determining future acquisitions and managing our growth. Adjusted EBITDA and CAFD are widely used by other companies in the same industry.

Our management uses Adjusted EBITDA and CAFD as measures of operating performance to assist in comparing performance from period to period on a consistent basis. They also readily view operating trends as a measure for planning and forecasting overall expectations, for evaluating actual results against such expectations, and for communicating with our board of directors, shareholders, creditors, analysts and investors concerning our financial performance.

In our discussion of operating results, we have included foreign exchange impacts in our revenue and Adjusted EBITDA including unconsolidated affiliates by providing constant currency growth. The constant currency presentation is not a measure recognized under IFRS and excludes the impact of fluctuations in foreign currency exchange rates. We believe providing constant currency information provides valuable supplemental information regarding our results of operations. We calculate constant currency amounts by converting our current period local currency revenue and Adjusted EBITDA using the prior period foreign currency average exchange rates and comparing these adjusted amounts to our prior period reported results. This calculation may differ from similarly titled measures used by others and, accordingly, the constant currency presentation is not meant to substitute for recorded amounts presented in conformity with IFRS as issued by the IASB nor should such amounts be considered in isolation.

Consolidated Statements of Operations
(Amounts in thousands of U.S. dollars)

	For the three-month period ended December 31,		For the twelve-month period ended December 31,
	2020	2019	2020	2019
Revenue	$244,526	$213,289	$1,013,260	$1,011,452
Other operating income	23,623	20,074	99,525	93,774
Employee benefit expenses	(17,034)	(11,969)	(54,464)	(32,246)
Depreciation, amortization, and impairment charges	(106,438)	(75,866)	(408,604)	(310,755)
Other operating expenses	(79,031)	(61,194)	(276,666)	(261,776)
Operating profit	$65,646	$84,334	$373,051	$500,449
Financial income	639	1,268	7,052	4,121
Financial expense	(88,947)	(97,757)	(378,386)	(407,990)
Net exchange differences	131	(127)	(1,351)	2,674
Other financial income/(expense), net	(21,722)	(1,095)	40,875	(1,153)
Financial expense, net	$(109,899)	$(97,711)	$(331,810)	$(402,348)
Share of profit/(loss) of associates carried under the equity method	2,758	3,576	510	7,457
Profit/(loss) before income tax	$(41,495)	$(9,801)	$41,751	$105,558
Income tax	202	16,029	(24,877)	(30,950)
Profit/(loss) for the period	$(41,293)	$6,228	$16,874	$74,608
Profit attributable to non- controlling interest	(7,948)	(4,925)	(4,906)	(12,473)
Profit/(loss) for the period attributable to the Company	$(49,241)	$1,303	$11,968	$62,135
Weighted average number of ordinary shares outstanding (thousands) – basic	102,704	101,601	101,879	101,063
Weighted average number of ordinary shares outstanding (thousands) - diluted	106,051	101,601	103,392	101,063
Basic earnings per share attributable to Atlantica Sustainable Infrastructure plc (U.S. dollar per share)	$(0.48)	$0.01	$0.12	$0.61
Diluted earnings per share attributable to Atlantica Sustainable Infrastructure plc (U.S. dollar per share)	$(0.47)	$0.01	$0.12	$0.61

Consolidated Statement of Financial Position
(Amounts in thousands of U.S. dollars)
Assets	As of December 31, 2020	As of December 31, 2019
Non-current assets
Contracted concessional assets	$8,155,418	$8,161,129
Investments carried under the equity method	116,614	139,925
Financial investments	89,754	91,587
Deferred tax assets	152,290	147,966
Total non-current assets	$8,514,076	$8,540,607
Current assets
Inventories	$23,958	$20,268
Trade and other receivables	331,735	317,568
Financial investments	200,084	218,577
Cash and cash equivalents	868,501	562,795
Total current assets	$1,424,278	$1,119,208
Total assets	$9,938,354	$9,659,815
Equity and liabilities
Share capital	$10,667	$10,160
Share premium	1,011,743	1,011,743
Capital reserves	881,745	889,057
Other reserves	96,641	73,797
Accumulated currency translation differences	(99,925)	(90,824)
Accumulated deficit	(373,489)	(385,457)
Non-controlling interest	213,499	206,380
Total equity	$1,740,881	$1,714,856
Non-current liabilities
Long-term corporate debt	$970,077	$695,085
Long-term project debt	4,925,268	4,069,909
Grants and other liabilities	1,229,767	1,658,867
Derivative liabilities	328,184	298,744
Deferred tax liabilities	260,923	248,996
Total non-current liabilities	$7,714,219	$6,971,601
Current liabilities
Short-term corporate debt	23,648	28,706
Short-term project debt	312,346	782,439
Trade payables and other current liabilities	92,557	128,062
Income and other tax payables	54,703	34,151
Total current liabilities	$483,254	$973,358
Total equity and liabilities	$9,938,354	$9,659,815

Consolidated Cash Flow Statements
(Amounts in thousands of U.S. dollars)
	For the three-month period ended December 31,		For the twelve-month period ended December 31,
	2020	2019	2020	2019
Profit/(loss) for the period	$(41,293)	$6,228	$16,874	$74,608
Financial expense and non-monetary adjustments	205,219	149,062	741,797	701,837
Profit for the period adjusted by financial expense and non-monetary adjustments	$163,926	$155,290	$758,671	$776,445
Variations in working capital	95,713	18,699	(33,212)	(113,351)
Net interest and income tax paid	(124,661)	(131,845)	(287,239)	(299,514)
Net cash provided by/(used in) operating activities	$134,978	$42,144	$438,221	$363,581
Acquisitions of subsidiaries and entities under equity method	(6,490)	(20,190)	2,453	(173,366)
Investments in contracted concessional assets	(5,180)	7,305	(1,361)	22,009
Distributions from entities under the equity method	2,106	3,498	22,246	30,443
Other non-current assets/liabilities	(14,811)	38,677	(29,198)	2,703
Net cash (used in)/provided by activities	$(24,375)	$29,290	$(5,860)	$(118,211)

Net cash (used in)/provided by financing activities	$(41,541)	$(161,628)	$(137,340)	$(310,182)

Net increase/(decrease) in cash and cash equivalents	$69,062	$(90,194)	$295,021	$(64,812)
Cash and cash equivalents at beginning of the period	788,896	641,728	562,795	631,542
Translation differences in cash or cash equivalents	10,543	11,260	10,685	(3,935)
Cash and cash equivalents at end of the period	$868,501	$562,795	$868,501	$562,795

Reconciliation of Adjusted EBITDA including unconsolidated affiliates to Profit for the period attributable to the company
(in thousands of U.S. dollars)	For the three-month period ended December 31,		For the twelve-month period ended December 31,
	2020	2019	2020	2019
Profit/(loss) for the period attributable to the Company	$(49,241)	$1,303	$11,968	$62,135
Profit/(loss) attributable to non-controlling interest	7,948	4,925	4,906	12,473
Income tax	(202)	(16,029)	24,877	30,950
Share of loss/(profit) of associates carried under the equity method	(2,758)	(3,576)	(510)	(7,457)
Financial expense, net	109,899	97,711	331,810	402,348
Operating profit	$65,646	$84,334	$373,051	$500,449
Depreciation, amortization, and impairment charges	106,438	75,866	408,604	310,755
Adjusted EBITDA	$172,083	$160,200	$781,655	$811,204
Atlantica’s pro-rata share of EBITDA from Unconsolidated Affiliates	3,013	3,229	14,468	10,351
Adjusted EBITDA including unconsolidated affiliates	$175,096	$163,429	$796,123	$821,555

Reconciliation of Adjusted EBITDA including unconsolidated affiliates to net cash provided by operating activities
(in thousands of U.S. dollars)	For the three-month period ended December 31,		For the twelve-month period ended December 31,
	2020	2019	2020	2019
Net cash provided by operating activities	$134,978	$42,144	$438,221	$363,581
Net interest and income tax paid	124,661	131,845	287,239	299,514
Variations in working capital	(95,713)	(18,699)	33,212	113,351
Other non-cash adjustments and other	8,157	4,910	22,983	34,758
Adjusted EBITDA	$172,083	$160,200	$781,655	$811,204
Atlantica’s pro-rata share of EBITDA from unconsolidated affiliates	3,013	3,229	14,468	10,351
Adjusted EBITDA including unconsolidated affiliates	$175,096	$163,429	$796,123	$821,555

Reconciliation of Cash Available For Distribution to Profit for the period attributable to the Company
(in thousands of U.S. dollars)	For the three-month period ended December 31,		For the twelve-month period ended December 31,
	2020	2019	2020	2019
Profit/(loss) for the period attributable to the Company	$(49,241)	$1,303	$11,968	$62,135
Profit/(loss) attributable to non-controlling interest	7,948	4,925	4,906	12,473
Income tax	(202)	(16,029)	24,877	30,950
Share of loss/(profit) of associates carried under the equity method	(2,758)	(3,576)	(510)	(7,457)
Financial expense, net	109,899	97,711	331,810	402,348
Operating profit	$65,646	$84,334	$373,051	$500,449
Depreciation, amortization, and impairment charges	106,438	75,866	408,604	310,755
Atlantica’s pro-rata share of EBITDA from unconsolidated affiliates	3,013	3,229	14,468	10,351
Adjusted EBITDA including unconsolidated affiliates	$175,096	$163,429	$796,123	$821,555
Atlantica’s pro-rata share of EBITDA from unconsolidated affiliates	(3,013)	(3,229)	(14,468)	(10,351)
Dividends from equity method investments	2,106	3,498	22,246	30,443
Non-monetary items	(8,289)	(4,783)	(21,633)	(37,432)
Net interest and income tax paid	(124,661)	(131,845)	(287,239)	(299,514)
Deposits into/ withdrawals from restricted accounts	27,807	(1,692)	87,177	1,719
Change in non-restricted cash at project level	34,784	115,626	(78,618)	70,527
Dividends paid to non-controlling interests	(1,950)	(5,156)	(22,944)	(29,239)
Changes in other assets and liabilities	100,843	37,765	(19,531)	(102,639)
Cash Available For Distribution before Debt Principal Repayments	202,723	173,613	461,113	445,069
Principal amortization of indebtedness	(151,260)	(123,568)	(260,422)	(254,794)
Cash Available For Distribution	$51,463	$50,045	$200,691	$190,275

Reconciliation of 2021 Target Guidance for Adjusted EBITDA including unconsolidated affiliates to CAFD
Guidance[14]
(in millions of U.S. dollars)	2021E

Adjusted EBITDA including unconsolidated affiliates	820 – 860
Atlantica’s pro-rata share of EBITDA from unconsolidated affiliates	(10) – (15)
Dividends from unconsolidated affiliates	20 – 30
Non-monetary items	(20) – (30)
Net interest and income tax paid	(280) – (300)
Principal amortization of indebtedness	(290) – (310)
Changes in other assets and liabilities and change in available cash at project level	0 – 20
Cash Available For Distribution	220 - 240

About Atlantica
Atlantica Sustainable Infrastructure plc is a sustainable infrastructure company that owns a diversified portfolio of contracted renewable energy, storage, efficient natural gas, electric transmission and water assets in North & South America, and certain markets in EMEA (www.atlantica.com).

Chief Financial Officer	Investor Relations & Communication
Francisco Martinez-Davis	Leire Perez
E ir@atlantica.com	E ir@atlantica.com
T +44 20 3499 0465

14 The forward-looking measures of 2021 Adjusted EBITDA including unconsolidated affiliates and CAFD are non-GAAP measures that cannot be reconciled to the most directly comparable GAAP financial measure without unreasonable effort primarily because of the uncertainties involved in estimating forward looking income tax expense, mark-to-market changes in derivatives, profit attributable to non-controlling interest and Share of loss/(profit) of associates carried under the equity method to arrive at net income and which are subtracted therefrom to arrive to CAFD.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Atlantica Sustainable Infrastructure plc

Date: March 01, 2021	By:	/s/ Santiago Seage
		Name:	Santiago Seage
		Title:	Chief Executive Officer